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SEP 29 2022
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SEC FILE NUMBER
8 - 70244

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALTRUIST FINANCIAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3030 S LA CIENEGA BLVD
(No. and Street)

CULVER CITY	CA	90232
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JASON GERINGER	(917) 968 - 8801	JASON.GERINGER@ALTRUIST.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

515 S FLOWER ST, 47th FLOOR	LOS ANGELES	CA	90071
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

*** Based upon guidance from Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns, we are making this filing without a notarization.

OATH OR AFFIRMATION

I, Mazi Bahadori, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Altruist Financial LLC, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Mazi Bahadori

Title:
Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALTRUIST FINANCIAL LLC

Statement of Financial Condition

As of June 30, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a-5(e)(3)

Under the Securities Exchange Act of 1934

As a Public Document

Table of Contents

BDO

Tel: (310) 557-0300
Fax: (310) 557-1777
www.bdo.com

515 S Flower St, 47th Floor
Los Angeles, CA 90071

Report of Independent Registered Public Accounting Firm

To the Member of
Altruist Financial LLC
Los Angeles, California

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Altruist Financial LLC (the "Broker-Dealer") as of June 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2022.

Los Angeles, California

September 28, 2022

ALTRUIST FINANCIAL LLC

Statement of Financial Condition
As of June 30, 2022

Assets	
Cash and cash equivalents	$ 10,001,477
Receivables from clearing organizations	801,335
Other assets	87,716
Total assets	**$10,890,528**
Liabilities and member's equity	
Liabilities:	
Accounts payable and other liabilities	$ 57,470
Due to affiliated companies	39,371
Total liabilities	**96,841**
Member's equity:	
Additional paid-in capital	13,465,000
Accumulated deficit	(2,671,313)
Total member's equity	10,793,687
Total liabilities and member's equity	**$10,890,528**

See accompanying notes to Statement of Financial Condition.

(1) Description of Business

Altruist Financial LLC (the "Company") is a single member LLC incorporated in the state of California and is a wholly owned subsidiary of Altruist Corp (the "Member"). The Company is an introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA"). The Company is approved by FINRA to engage in introducing brokerage activities, as such, the Company does not hold funds or securities for, or owe money or securities to, customers.

The Company utilizes services provided by Apex Clearing Corporation ("Apex") in relation to its introducing brokerage activities. Services include but are not limited to custody of customer assets, management of the fully paid lending ("FPL") program, administration of the FDIC sweep program, clearing, and settlement services.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make certain estimates and assumptions that affect the reported amounts and the related disclosures. Actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition to be cash and cash equivalents. Cash and cash equivalents include deposits with banks and money market funds.

Fair Value of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value, based on the inputs used to value them. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy includes three levels based on the objectivity of the inputs, as follows:

- *Level 1* – inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- *Level 2* – inputs are quoted prices for similar assets in an active market, quoted prices in markets that are not considered active or financial instruments for which inputs are observable, either directly or indirectly.
- *Level 3* – inputs are prices or valuations that are significant to the fair value measurement and are unobservable.

The Company applies valuation techniques consistent with the market approach for assets measured at fair value on a recurring basis. The Company's financial assets that are measured at fair value on a recurring basis include the investments in money market funds, which are reported within cash and cash equivalents in the accompanying statement of financial condition.

Financial assets not measured to fair value on a recurring basis include receivables from clearing organizations and other assets. Due to the short-term nature of the financial assets, the fair value approximates the carrying value.

Receivables From Clearing Organizations

Receivables from clearing organizations consist primarily of a $750,000 security deposit with Apex.

Lease Accounting

The Company is not a party to the Member's lease agreement, as such, the Company is not bound by the terms of the agreement. In accordance with Accounting Standards Codification ("ASC") Topic *842 - Accounting for Leases,* a right of use asset and lease liability were not recorded.

Income Taxes

The Company is considered a single-member LLC taxed as a disregarded entity. The Company is accounted for as a division of the Member and does not file separate tax returns.

Capital and Liquidity

The Company's ability to meet its capital requirements is dependent on continued financial support from the Member.

The Member has represented its ability and commitment to provide capital contributions to the Company, as needed, for a minimum period of 12 months from the issuance of the statement of financial condition. As of June 30, 2022, the Company has received a total of $13,465,000 in capital contributions from the Member.

(3) Commitments and Contingencies

As of June 30, 2022, the Company did not have any commitments or contingencies that were probable and or reasonably estimable, which would have a material adverse impact on the Company's statement of financial condition. Hence, no loss amount has been reserved or disclosed in accordance with ASC *450-10 - Contingencies.*

(4) Related Party Transactions

The ESA in place with the Member requires the allocation of costs and expenses incurred by the Member that are attributable, fully or in part, to the Company. The allocation methodologies are based on time, occupancy, and other relevant factors, and because these transactions and the agreement are with an affiliate, they may not be equivalent to those recorded if the Company was not a wholly owned subsidiary of the Member.

(5) Net Capital Requirement

The Company is subject to the SEC Net Capital Rule (§15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2022, the Company had net capital of $10,517,072, which was $10,417,072 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.92%. The Company does not hold customers' cash or securities and, therefore, is exempt from the provision of SEC Rule 15c3-3 under exemption k(2)(ii). No other exemption would apply, as all transactions are cleared and settled through a clearing agent.

(6) Concentration Risk

The Company's cash and cash equivalents are maintained at one financial institution that is insured by the Federal Deposit Insurance Corporation. Amounts on deposit exceed the federally insured limits at times. Due to the strong capitalization and reputation of the financial institution, the Company does not consider itself to be at risk with respect to its cash and cash equivalents.

(7) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to June 30, 2022, as of the date the statement of financial condition was available to be issued. Management believes that no material events have occurred since June 30, 2022, that require recognition or disclosure in the statement of financial condition.